Exhibit 21.1
Dendreon Corporation
List of Subsidiaries

Legal Name	Jurisdiction	Percent Owned
Dendreon Holdings, LLC	Delaware	100%[1]
Dendreon Distribution, LLC	Delaware	100%[2]
Dendreon Manufacturing, LLC	Delaware	100%[3]
Dendreon UK Limited	England and Wales	100%[4]

(1)	Dendreon Corporation is the sole manager and member of Dendreon Holdings, LLC.

(2)	Dendreon Corporation is the sole manager and member of Dendreon Holdings, LLC, which is the sole manager and member of Dendreon Distribution, LLC.

(3)	Dendreon Corporation is the sole manager and member of Dendreon Holdings, LLC, which is the sole manager and member of Dendreon Manufacturing, LLC.

(4)	Dendreon Corporation is the sole subscriber and member of Dendreon UK Limited.